Mail Stop 3233
                                                            September 13, 2018


Via E-mail
Nick Bhargava
Executive Vice President, Secretary and Acting Chief Financial Officer Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308

       Re:    Groundfloor Finance Inc.
              Offering Statement on Form 1-A
              Post-qualification Amendment No. 24
              Filed August 23, 2018
              File No. 024-10753

Dear Mr. Bhargava:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.     Please incorporate by reference your Form 1-SA.

Project Summaries for PQA No. 24, page PS-172

2. We note that you are offering eight loans with respect to each of lots 3, 4, and 5. Please revise your disclosure to address the timing of the offering of each LRO series, the funding of the underlying loans, and the repayment schedule of the underlying loans relative to one another. Please specifically address when you will start offering each
       LRO series, when each underlying loan will be funded, and when principal and interest on each loan will become due and payable. We may have further comment. Nick Bhargava
Groundfloor Finance Inc.
September 13, 2018
Page 2

3. We note that each of the loans offered through this post-qualification amendment is secured by the subject lot and also by 7221 Farrington Road, Lot 1, which you state was previously purchased and is owned by the borrower. Please revise your disclosure to include an estimated value for Lot 1 and describe the basis for that estimate. Disclose whether Lot 1 is subject to any encumbrances. Additionally, please revise to clarify whether any portion of the value of Lot 1 is included in the loan to ARV calculations.

4. Please revise to describe how the security interest of each loan for which each of Lots 1,
       3, 4, and 5, respectively, is serving as collateral will be prioritized in the event of a default under one or more loans.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-
3215 with any questions.


                                                             Sincerely,

                                                             /s/ Kim McManus

                                                             Kim McManus
                                                             Senior Attorney
                                                             Office of Real
Estate and
                                                             Commodities